UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

 VIRTUALSCOPICS, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

928269-10-9
(CUSIP Number)

William Taranto, Manager / President
Merck Global Health Innovation Fund, LLC
One Merck Drive
Whitehouse Station, NJ 08889-0100
908-423-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck Global Health Innovation Fund, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,784*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,784*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 5.5%*

14.	Type of Reporting Person OO
*Represents the common stock voting power of the 3,000 shares of Series C-1 Preferred Stock currently held by Merck Global Health Innovation Fund, LLC.  Does not include the common stock voting power of up to 3,000 shares of Series C-2 Preferred Stock which may be purchased pursuant to the conditions described below.
**The Preferred Stock beneficially owned by the reporting persons is not convertible into common stock within 60 days of the date this Schedule 13D; the warrants to purchase common stock beneficially owned by the Reporting Persons are not exercisable within 60 days of the date of this Schedule 13D.

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck Sharp & Dohme Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,784*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,784*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 5.5%*

14.	Type of Reporting Person CO
* Represents the common stock voting power of the 3,000 shares of Series C-1 Preferred Stock currently held by Merck Global Health Innovation Fund, LLC.  Does not include the common stock voting power of up to 3,000 shares of Series C-2 Preferred Stock which may be purchased pursuant to the conditions described below.
**The Preferred Stock beneficially owned by the reporting persons is not convertible into common stock within 60 days of the date of this Schedule 13D; the warrants to purchase common stock beneficially owned by the Reporting Persons are not exercisable within 60 days of the date of this Schedule 13D.

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck & Co., Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Massachusetts

	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,960,784*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,960,784*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ See Item 5.

13.	Percent of Class Represented by Amount in Row (11) 5.5%*

14.	Type of Reporting Person CO
* Represents the common stock voting power of the 3,000 shares of Series C-1 Preferred Stock currently held by Merck Global Health Innovation Fund, LLC. Does not include the common stock voting power of up to 3,000 shares of Series C-2 Preferred Stock which may be purchased pursuant to the conditions described below.
**The Preferred Stock beneficially owned by the reporting persons is not convertible into common stock within 60 days of the date of this Schedule 13D; the warrants to purchase common stock beneficially owned by the Reporting Persons are not exercisable within 60 days of the date of this Schedule 13D .

Item 1.	Security and Issuer
This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock of VirtualScopics, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 Linden Oaks, Rochester, NY 14625.

Item 2.	Identity and Background
This Schedule 13D is being filed by Merck Global Health Innovation Fund, LLC (the “Purchaser”), Merck Sharp & Dohme Corp. (“MSD”) and Merck & Co., Inc. (“Merck” and, together with the Purchaser and MSD, the “Reporting Persons”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Purchaser, MSD and Merck.

Merck is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, animal health, and consumer care products, which it markets directly and through its joint ventures.  MSD is a wholly owned subsidiary of Merck, and is also a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, animal health, and consumer care products, which it markets directly and through its joint ventures.  The Purchaser is a wholly owned subsidiary of MSD and  is principally engaged in the business of financially supporting breakthroughs in the pharmaceuticals and vaccines business that Merck and MSD focus on.

The Purchaser is a Delaware limited liability company.  MSD is a New Jersey corporation.  Merck is a New Jersey corporation.

The address of the principal executive offices of the Reporting Persons is One Merck Drive, Whitehouse Station, NJ 08889-0100.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the  Reporting Persons, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The source of the purchase price for the purchase was capital contributions from MSD. No borrowed funds were used in the purchase.
Item 4.	Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the securities of the Issuer acquired under the Purchase Agreement described in Item 6 were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Dr. David Rubin, an employee of MSD, has been elected to the board of directors of the Issuer by the holders of outstanding Series C Preferred Stock and it is expected that the Issuer will hire a senior marketing executive.  Except as otherwise described in this Schedule 13D, or pursuant to the transactions contemplated by the Purchase Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.               Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own 1,960,784 shares of common stock as a result of the voting rights associated with the Purchaser’s ownership of  3,000 shares of Series C-1 Preferred Stock.  Prior to conversion, each series of Series C Preferred Stock carries the right to an aggregate of 1,960,784 votes on any matters submitted to common stockholders for a vote (other than the stockholder vote to approve  the issuance of shares upon conversion of the  Series C Preferred Stock and upon exercise of the Series C Warrants).  The common stock voting rights of the Series C-1 Preferred Stock represent 5.5% of the total number of shares of common stock treated as outstanding for purposes of such vote.  The ownership percentages set forth in this Schedule 13D are based on 34,005,244 shares of the Issuer’s common stock outstanding as of April 5, 2012, according to information provided by the Issuer.  As a result of their direct and indirect ownership of the Purchaser, each of MSD and Merck may be deemed to share the common stock voting rights that derive from the Series C-1 Preferred Sock held in the name of the Purchaser.

The Purchaser also has the right to acquire 3,000 shares of Series C-2 Preferred Stock within 60 days but disclaims beneficial ownership of the common stock which could be voted if such shares were acquired; such shares had not been purchased as of the record date for the next anticipated meeting of stockholders.

The Reporting Persons do not beneficially own the shares of common stock which may be acquired upon conversion of the Series C Preferred Stock or exercise of the Series C Warrants that are the subject of the Purchase Agreement described in Item 6 because such securities are not convertible or exercisable within 60 days of the date of this Schedule 13D.

 (b) Each of the Reporting Persons has shared power to vote or direct the vote of the 1,960,784 votes that may be cast in actions taken by common stockholders as a result of the shares of Series C-1 Preferred Stock held in the name of the Purchaser.  None of the Reporting Persons has sole or shared power to direct the disposition of any shares of common stock.

 (c)  To the best knowledge of the Reporting Persons, none of the Reporting Persons nor the individuals named in Schedule A to this Schedule 13D has effected a transaction in shares of the Issuer during the past 60 days (other than the transactions contemplated by the Purchase Agreement described below).

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following descriptions are qualified in their entirety by reference to the Purchase Agreement, the Certificate of Designation of Rights and Preferences of the Series C-1 Preferred Stock and the Series C-2 Preferred Stock, Investor Rights Agreement, Series C Warrants, the Director Indemnification Agreement and the Voting Agreements, all of which are incorporated by reference as indicated on Exhibits 1, 2, 3, 4, 5 and 6 hereto, respectively, and incorporated herein by reference.

PURCHASE AGREEMENT

On April 3, 2012, the Issuer and the Purchaser entered into a Series C Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”).  Under the Purchase Agreement, the Issuer agreed to sell to the Purchaser up to 3,000 shares of the Issuer’s Series C-1 Preferred Stock (the “Series C-1 Preferred”), up to 3,000 shares of Series C-2 Preferred Stock (the “Series C-2 Preferred” and together with the Series C-1 Preferred, the “Series C Preferred Stock”) and warrants to purchase up to 2,722,632 shares of common stock at an exercise price of $1.2043 per share (the “Series C Warrants”) for a purchase price of $6,000,000.  The sale of securities under the Purchase Agreement takes place in two closings.

The initial closing under the Purchase Agreement took place on April 3, 2012 at which the Purchaser acquired 3,000 shares of Series C-1 Preferred and Series C Warrants to purchase 1,361,316 shares of common stock for a purchase price of $3,000,000.  The 3,000 shares of Series C-1 Preferred are initially convertible into 2,491,073 shares of common stock beginning on the trading day following the effective date for the Issuer's stockholder vote to approve the issuance of the shares upon conversion of Series C Preferred Stock and upon exercise of the Series C Warrants, which is expected to take place on June 12, 2012.  Prior to conversion, the holders of the Series C-1 Preferred Stock have the right to cast an aggregate of 1,960,784 votes on any matters submitted to common stockholders for a vote, as described above.  The Series C Warrants acquired at the initial closing are not exercisable until September 30, 2012.

The second closing, if it occurs, would take place within one year of the initial closing and would provide for the sale of up to 3,000 shares of Series C-2 Preferred initially convertible into up to 2,491,073 shares of common stock and Series C Warrants which would be exercisable to purchase up to 1,361,316 shares of common stock for a purchase price of up to $3,000,000.  Prior to conversion, the holders of the Series C-2 Preferred Stock would have the right to cast up to an aggregate of 1,960,784 votes (if all 3,000 shares of Series C-2 Preferred are acquired) on any matters submitted to common stockholders for a vote, as described above.  The second closing is subject to customary closing conditions and the Issuer meeting the following milestones in connection with its efforts to expand its quantitative imaging technology into new markets, including personalized medicine: (i) FDA clearance on the Issuer’s dynamic contrast enhanced magnetic resonance imaging (“DCE-MRI”) application for measuring blood flow and metabolic activity; (ii) development of independent/standalone software platform to ‘house’ applications for the quantitative imaging center; (iii) design of DCE-MRI validation trial in support of obtaining reimbursement/broader proof of utility; (iv) signed agreement, or similar arrangement with academic site to run DCE-MRI validation trial; (v) design of volumetric tumor validation trial in support of obtaining broader proof of utility; and (vi) hiring senior marketing executive (who will be head of marketing and product management for the quantitative imaging center) and development of a marketing plan.  In the event that the milestones have been met the Purchaser may be required to purchase the Series C-2 Preferred and the remaining Series C Warrants, subject to customary closing conditions.  In the event the milestones have not occurred, the Purchaser may, prior to the first anniversary of the initial closing, elect to purchase the securities in the second closing, subject to customary closing conditions.

Under the terms of the Purchase Agreement, the Issuer has agreed to seek stockholder approval authorizing, in connection with the financing, the issuance of shares of common stock in excess of the amounts permitted under Nasdaq Listing Rules (the “Exchange Cap”).  The Issuer is not obligated to issue common stock in excess of the Exchange Cap unless and until the Issuer’s stockholders approve such issuances. The Series C-1 Preferred is not convertible until the trading day following the effective date for the Issuer's stockholder vote, which is expected to take place on June 12, 2012.  Absent the prior written consent of the Purchaser, prior to the stockholder approval under the Nasdaq Listing Rules, the Issuer may not issue any securities which would have resulted in an adjustment to the Series C Preferred conversion price if the Exchange Cap had not then been in effect.

The foregoing is subject to and qualified by the terms and conditions contained in the Purchase Agreement, a copy of which is attached to this Schedule 13D as Exhibit 1.

CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES OF THE SERIES C-1 PREFERRED STOCK AND THE SERIES C-2 PREFERRED STOCK

The Series C Preferred Stock is convertible, at the holder’s election, into shares of the Issuer’s common stock at the conversion rate, determined by dividing (i) the stated value per share (initially $1,000), plus, if consented to by the Issuer, all accrued and unpaid dividends, by (ii) the conversion price, initially $1.2043. The number of shares issuable at the initial conversion price of the Series C-1 Preferred represents 2,491,073 shares of common stock. The same number of shares of common stock would be issuable upon conversion thereof if 3,000 shares of Series C-2 Preferred were purchased at the second closing. The initial conversion price is subject to adjustment in the event of certain corporate transactions, including but not limited to, issuances of common stock at a price below the conversion price of the Series C Preferred Stock in effect at that time, stock splits and combinations, certain dividends and distributions, and mergers and reorganizations.  The right to convert is subject to the limitation under the Exchange Cap.

The Series C Preferred Stock has a liquidation preference that is senior to the Issuer’s Series A Convertible Preferred Stock, Series B Preferred Stock and common stock.  The Series C Preferred Stock also participates upon liquidation fully with the Issuer’s common stock on an as-converted basis.

Dividends on each series of outstanding Series C Preferred Stock accrue on the stated value of each share (initially $1,000) at an annual rate of 4%.  Generally, dividends are payable (x) in cash quarterly, if so elected each year by holders of a majority of such series of Series C Preferred Stock and (y) if not so elected such dividends shall accrue and be payable on conversion or liquidation of the Issuer.  The holders of a majority of such series of Series C Preferred Stock may elect to receive payment of dividends in shares of the Issuer’s common stock valued at the prevailing market price, but in no event at a price per share of less than $1.2043 without the consent of the Issuer.  The holders of Series C Preferred Stock also participate with the common stock in dividends on an as-converted basis.

Holders of Series C Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer’s common stockholders.  Each share of Series C Preferred Stock will have a number of votes equal to the number of shares of the Issuer’s common stock into which the share is convertible at the price of $1.53 per share. As a result, holders of Series C-1 Preferred have the number of votes equal to 1,960,784 shares of common stock.  If the Series C-2 Preferred is issued in full at the second closing, the holders thereof will have the same number of votes.  Except as otherwise required by law or the Certificate of Incorporation of the Issuer, holders of Series C-1 Preferred and Series C-2 Preferred vote with common stock as a single class.  Approval by the holders of at least a majority of the then outstanding shares of Series C-1 Preferred Stock and Series C-2 Preferred Stock, in the aggregate, is required before the Issuer may take certain actions, including but not limited to:

1)           change adversely the rights given to the Series C-1 Preferred or Series C-2 Preferred;

2)           authorize another class of stock ranking senior to or otherwise pari passu with the Series C-1 Preferred or Series C-2 Preferred;

3)           amend the Certificate of Incorporation of the Issuer or other charter documents so as to affect adversely the

Series C-1 Preferred or Series C-2 Preferred;

4)           increase the authorized number of shares of preferred stock or the existing series;

5)           decrease the dividend rate of the Series C-1 Preferred or Series C-2 Preferred;

6)           pay dividends on any other class or series of the Issuer’s capital stock other than the Series B Convertible Preferred Stock;

7)           redeem any shares of the Issuer’s capital stock with certain exceptions;

8)           amend the anti-dilution adjustment in respect of the Series C- 1 Preferred or Series C-2 Preferred for subsequent equity sales;

9)           enter into any deemed liquidation event in which the holders of Series C-1 Preferred or Series C-2 Preferred would receive less than their liquidation preference; or

10)           amend the certificates of designations for the Series A Convertible Preferred Stock or Series B Preferred Stock.

So long as the number of outstanding shares of Series C-1 Preferred and Series C-2 Preferred equal or exceed, in the aggregate, a number of shares that can be converted into common stock representing more than 5% of the outstanding shares of common stock, the record holders of Series C-1 Preferred and Series C-2 Preferred, voting together as a single class, shall be entitled to elect one director.

The foregoing is subject to and qualified by the terms and conditions contained in the Certificate of Designation of Rights and Preferences of the Series C-1 Preferred Stock and the Series C-2 Preferred Stock, a copy of which is attached to this Schedule 13D as Exhibit 2.

INVESTOR RIGHTS AGREEMENT

In connection with the financing, the Issuer entered into an Investor Rights Agreement with the Purchaser on April 3, 2012 (the “Investor Rights Agreement”).  Pursuant to the Investor Rights Agreement, the Issuer granted certain registration rights to the Purchaser, including the filing of a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock resulting from the conversion and exercise of the securities on demand.  The Investor Rights Agreement also contains “piggy-back” rights for the Purchaser.  The Purchaser will also have other rights, including but not limited to, the right to participate in any new financing by the Issuer on a pro rata basis, the right to approve the nomination of a director for election at the 2013 annual meeting of stockholders, the right to a seat on the Issuer’s Corporate Governance and Nominating Committee, and board observer, information and inspection rights.  The foregoing is subject to and qualified by the terms and conditions contained in the Investor Rights Agreement, a copy of which is attached to this Schedule 13D as Exhibit 3.

SERIES C WARRANTS

The Series C Warrants have a seven (7) year term and have an exercise price of $1.2043 per share, subject to adjustment.  The Series C Warrants issued at the initial closing of the financing are exercisable for 1,361,316 shares of common stock beginning on September 30, 2012.   The foregoing is subject to and qualified by the terms and conditions contained in the Series C Warrants, a copy of which is attached to this Schedule 13D as Exhibit 4.

DIRECTOR INDEMNIFICATION AGREEMENT

In connection with the financing contemplated by the Purchase Agreement, the Issuer entered into an Indemnification Agreement dated April 3, 2012 with new director David Rubin, an employee of the MSD.  Dr. Rubin was elected to the Issuer’s board of directors by the holders of outstanding Series C Preferred Stock following the closing of such financing.  Dr. Rubin is expected to be named to the Issuer’s Corporate Governance and Nominating Committee.  The foregoing is subject to and qualified by the terms and conditions contained in the

Director Indemnification Agreement, a copy of which is attached to this Schedule 13D as Exhibit 5.

OTHER INFORMATION

As part of the financing contemplated by the Purchase Agreement, the Issuer agreed to present at its upcoming annual meeting of stockholders certain amendments to the Certificate of Designation for its Series A Convertible Preferred Stock (“Series A Preferred Stock”) and Series B Convertible Preferred Stock (“Series B Preferred Stock”).  It also entered into Voting Agreements, effective April 3, 2012, with the holders of a majority of its outstanding Series A Preferred Stock, Philip J. Hempleman/the 1998 Hempleman Family Trust and Kirk Balzer, and the holders of all of its outstanding Series B Preferred Stock, Chairman Robert Klimasewski and SRK Management Company, controlled by director Sidney R. Knafel, to support amendments to the terms of the Series A Preferred Stock, the terms of the Series B Preferred Stock and the transactions contemplated by the Purchase Agreement.  The Reporting Persons are not parties to the Voting Agreements.  The foregoing is subject to and qualified by the terms and conditions contained in the Voting Agreements, copies of which are attached to this Schedule 13D as Exhibit 6.

Item 7.               Material to Be Filed as Exhibits

1.
Series C Preferred Stock and Warrant Purchase Agreement dated April 3, 2012 between VirtualScopics, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

2.
Certificate of Designation of Rights and Preferences of the Series C-1 Preferred Stock and the Series C-2 Preferred Stock of VirtualScopics, Inc., dated April 3, 2012 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

3.
Investor Rights Agreement dated April 3, 2012 between VirtualScopics, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

4.	Form of Series C Warrant (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

5.
Director Indemnification Agreement dated April 3, 2012 between VirtualScopics, Inc. and David Rubin (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

6.
Voting Agreements between VirtualScopics, Inc. and each of Robert Kimasewski, SRK Management Company, Philip J. Hempleman / the 1998 Hempleman Family Trust, and Kirk Balzer, each effective as of April 3, 2012 (incorporated by reference to Exhibits 10.3, 10.4, 10.5 and 10.6, respectively, to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

7.	Joint Filing Agreement, dated as of April 11, 2012 (filed herewith).

8.	Powers of Attorney, dated as of April 11, 2012 (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of April, 2012.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC
By: Name: Title:	/s/ William J. Taranto William J. Taranto Manager / President
MERCK SHARP & DOHME CORP.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Assistant Secretary
MERCK & CO., INC.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Senior Assistant Secretary

SCHEDULE A

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of the Reporting Persons is set forth below.

Merck Global Health Innovation Fund, LLC

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Arthur Ceconi, Jr.	Vice President, Tax	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Celia A. Colbert	Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Donna Daidone-Yahara	Assistant Vice President, Finance	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
James D'Arecca	Vice President, Finance	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Katie Fedosz	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Jon Filderman	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Jay Galeota	Manager / Vice President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Peter N. Kellogg	Manager / Vice President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Richard N. Kender	Senior Vice President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Juanita Lee	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Mark E. McDonough	Vice President and Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Joseph Promo	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA

Stephen C. Propper	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
William J. Taranto	Manager / President	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Karl H. Wagner	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA

Merck Sharp & Dohme Corp.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
John Canan	Director / President	One Merck Drive, Whitehouse Station, NJ 08889-0100	Canada
Celia A. Colbert	Director / Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Katie Fedosz	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Juanita Lee	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Mark E. McDonough	Director / Vice President and Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Joseph Promo	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Stephen C. Propper	Assistant Treasurer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Karl H. Wagner	Assistant Secretary	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA

Merck & Co., Inc.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Kenneth C. Frazier	Chairman, President and Chief Executive Officer / Director, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Adele D. Ambrose	Senior Vice President and Chief Communications Officer, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Richard S. Bowles III	Executive Vice President and Chief Ethics & Compliance Officer, Merck & Co., Inc	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
John Canan	Senior Vice President Finance-Global Controller, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	Canada
Willie A. Deese	Executive Vice President and President, Merck Manufacturing Division (“MMD”), Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Richard R. DeLuca, Jr.	Executive Vice President and President, Merck Animal Health	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Cuong Do	Executive Vice President and Chief Strategy Officer	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Mirian M. Graddick-Weir	Executive Vice President, Human Resources, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Bridgette P. Heller	Executive Vice President and President, Merck Consumer Care, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Peter N. Kellogg	Executive Vice President and Chief Financial Officer, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA

Peter S. Kim	Executive Vice President and President, Merck Research Laboratories, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Bruce N. Kuhlik	Executive Vice President and General Counsel, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Michael Rosenblatt, M.D.	Executive Vice President and Chief Medical Officer, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
J. Chris Scalet	Executive Vice President, Global Services, and Chief Information Officer, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Adam H. Schechter	Executive Vice President and President, Global Human Health, Merck & Co., Inc.	One Merck Drive, Whitehouse Station, NJ 08889-0100	USA
Leslie A. Brun	Chairman and Chief Executive Officer, Sarr Group, LLC	435 Devon Park Drive, 700 Building, Wayne, PA 19087	USA
Thomas R. Cech	Investigator, Howard Hughes Medical Institute and Faculty, University of Colorado.	University of Colorado, University Chemistry Building 215, Boulder, CO 80309-0215	USA
Thomas H. Glocer	Retired Chief Executive Officer, Thomson Reuters Corporation	19 West 44th Street, 18th Floor, New York, NY 10036	USA
Steven F. Goldstone	Managing Partner, Silver Spring Group / Goldstone Family Foundation	445 Main Street, Ridgefield, CT 06877	USA
William B. Harrison, Jr.	Retired Chairman of the Board, JPMorgan Chase & Co.	277 Park Avenue, 3 5th Floor, New York, NY 10172-0003	USA
Harry R. Jacobson	MedCare Investment Fund	3401 West End Avenue, Nashville, TN 37203	USA

William N. Kelley	Professor of Medicine, Biochemistry and Biophysics, University of Pennsylvania School of Medicine	421 Curie Blvd., Philadelphia, PA 19104-6160	USA
C. Robert Kidder	Former Chairman and Chief Executive Officer, 3Stone Advisors LLC	191 West Nationwide Boulevard, Suite 600, Columbus, OH 43215	USA
Rochelle B. Lazarus	Chairman, Ogilvy & Mather Worldwide	636 11th Avenue, New York, NY 10036-2010	USA
Carlos E. Represas	Retired Chairman, Grupo Nestle Mexico	Av. Ejercito Nacional No. 453, Colonia Granada, 11520 Mexico, D.F., Mexico	Mexico & Spain
Patricia F. Russo	Retired Chief Executive Officer and Director, Alcatel-Lucent	600 Mountain Avenue, Murray Hill, NJ 07974	USA
Anne M. Tatlock	Retired Chairman of the Board, Fiduciary Trust Company International	c/o Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889	USA
Craig B. Thompson	President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center	Memorial Sloan-Kettering Cancer Center, 1275 York Avenue, New York, NY 10065	USA
Wendell P. Weeks	President, Chairman and Chief Executive Officer, Corning Incorporated	1 Riverfront Plaza, Corning, NY 14831-0001	USA
Peter C. Wendell	Managing Director, Sierra Ventures	2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025-7072	USA

EXHIBIT INDEX

1.
Series C Preferred Stock and Warrant Purchase Agreement dated April 3, 2012 between VirtualScopics, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

2.
Certificate of Designation of Rights and Preferences of the Series C-1 Preferred Stock and the Series C-2 Preferred Stock of VirtualScopics, Inc. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

3.
Investor Rights Agreement dated April 3, 2012 between VirtualScopics, Inc. and Merck Global Health Innovation Fund, LLC (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

4.	Form of Series C Warrant (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

5.
Director Indemnification Agreement dated April 3, 2012 between VirtualScopics, Inc. and David Rubin (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

6.
Voting Agreements between VirtualScopics, Inc. and each of Robert Kimasewski, SRK Management Company, Philip J. Hempleman / the 1998 Hempleman Family Trust, and Kirk Balzer, each effective as of April 3, 2012 (incorporated by reference to Exhibits 10.3, 10.4, 10.5 and 10.6, respectively, to Current Report on Form 8-K filed by VirtualScopics, Inc. with the Securities and Exchange Commission on April 4, 2012).

7.	Joint Filing Agreement, dated as of April 11, 2012 (filed herewith).

8.	Powers of Attorney, dated as of April 11, 2012 (filed herewith).

EXHIBIT 7

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of securities of VirtualScopics, Inc.

EXECUTED this 11th day of April, 2012.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC
By: Name: Title:	/s/ William J. Taranto William J. Taranto Manager / President
MERCK SHARP & DOHME CORP.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Assistant Secretary
MERCK & CO., INC.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Senior Assistant Secretary

.EXHIBIT 8

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, hereby constitute and appoint Katie E. Fedosz and Jon Filderman, and each of  them, true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution for the undersigned and in its name, place and stead, to sign any Schedules 13D, reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to holdings of and transactions by the undersigned in securities of VirtualScopics, Inc. and all amendments thereto, and to file the same, together with this power of attorney, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

Dated: this 11th day of April, 2012.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC
By: Name: Title:	/s/ William J. Taranto William J. Taranto Manager / President
MERCK SHARP & DOHME CORP.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Assistant Secretary
MERCK & CO., INC.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Senior Assistant Secretary